UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             FLEXWEIGHT CORPORATION
                                (Name of Issuer)


                          Common Stock, par value $0.10
                         (Title of Class of Securities)


                                   339385 10 6
                                 (CUSIP Number)


   Tammy Gehring, 2133 East 9400 South , #151 Sandy, Utah 84093 (801) 944-0701
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                    March 1, 1996
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D
CUSIP No. 339385 10 6                                         Page 1 of  6 Pages

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A-Z Professional Consultants, ("A-Z")
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP        (A) (   )
                                                                      (B) (   )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).     [   ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
a Utah Corporation
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              878,504
NUMBER OF
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER             -0-
OWNED BY
EACH                       ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER         878,504
PERSON WITH
                           ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER       -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
878,504
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
CO

 Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation (the "Issuer") is a Kansas corporation with principal offices at 2133 East 9400 South, #151, Sandy, Utah 84093.

Item 2.  Identity and Background

(a) This schedule is filed by A-Z Professional Consultants, ("A-Z"), a Utah corporation whose sole shareholder and control person is Allen Z. Wolfson. The sole officer and director of A-Z is BonnieJean C. Tippetts.

(b) The business address for A-Z is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of A-Z is providing financial and business consulting services.

(d) Neither A-Z nor any of its officers or control persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years neither A-Z nor any of its officers and directors was a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws. However, in 1986 Allen Wolfson, a control person of A-Z, was convicted of violating 18 U.S.C. ss.371; 18 U.S.C. ss.ss. 1001 and 1002; and 18 U.S.C. ss.ss. 1014 and 1002 in the U.S. District Court for the Middle District of Florida, Tampa Division (the "Florida Court"). Mr. Wolfson was on probation for these offenses until May 1995. In February 1995, a complaint was filed with the Florida Court alleging that Mr. Wolfson had violated the terms of the probation. The Florida Court changed the jurisdiction of the matter to the U.S. District Court for the District of Utah, Central Division (the "Utah Court"). The Utah Court heard the matter in August 1995 and on October 20, 1995, Senior U.S. District Court Judge Bruce S. Jenkins ruled that a violation of the original terms of the probation had occurred. This finding effectively revoked Mr. Wolfson's probation. On January 25, 1996, a sentencing hearing was held before the Utah Court. At this hearing, the Utah Court imposed a three year prison sentence, suspended pursuant to additional terms of probation. On April 11, 1996, the Utah Court Judge signed a written order containing new probation terms that are effective for three years. One of the terms of probation included in the order requires that Mr. Wolfson not engage directly in any transaction, including the purchase or sale of stock, in connection with stock promotion or any stock offering. Mr. Wolfson filed an objection seeking clarification of the probation terms but the Court has not responded to this objection.

(f) A-Z Professional Consultants is a Utah corporation and all of its officers, directors and control persons are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         The 878,504 shares discussed herein were issued to A-Z as compensation for services rendered to the Issuer. The compensation was issued pursuant to a March 1, 1996, Consulting Agreement executed between A-Z and the Issuer by which the Issuer received valuable business and financial consulting services. Pursuant to the Agreement, A-Z was to assist the Issuer in restructuring its capitalization and in finding a suitable merger or acquisition candidate. A-Z received 878,504 shares of the Issuer's Common Stock as the sole consideration for its assistance.

Item 4.  Purpose of Transaction

         A-Z acquired the shares discussed herein for investment purposes and has no present plans or proposals to effect any of the transactions listed in
Item 4 of Schedule 13D. A-Z received such shares from the Issuer as compensation for services provided to the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that A-Z has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by A-Z include 878,504 shares of Common Stock issued pursuant to the Consulting Agreement executed on March 1, 1996. Said shares total 878,504 shares of Common Stock for which A-Z has the sole power to vote or direct the vote.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between A-Z and the Issuer aside from the Consulting Agreement pursuant to which the Common Stock was issued, a copy of which is attached hereto. The Consulting Agreement has been terminated and A-Z has no present right, directly or indirectly to additional shares of the Common Stock pursuant to the Consulting Agreement.

Item 7.  Material to Be Filed as Exhibits.

         The following Exhibit is hereby attached as Exhibit A.

         Attached as Exhibit A is a copy of the Consulting Agreement dated March 1, 1996 between the Issuer and A-Z Professional Consultants.




                 [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 9, 1998                       /s/BonnieJean C. Tippetts
                                            BonnieJean C. Tippetts, President




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                    EXHIBIT A

                              CONSULTING AGREEMENT

This Consulting Agreement is made effective this 1st day of March, 1996 by and between A & Z Professional Consultants, Inc., a Utah corporation with offices at 268 West 400 South, Suite 310, Salt Lake City, Utah 84101 (hereinafter "Consultant") and Flexweight Corporation a Kansas corporation, with offices as found under "Notices" below (hereinafter "Client").

                                    RECITALS

WHEREAS, Consultant is in the business of providing general business consulting services to privately held and publicly-held corporations, and

WHEREAS, Client desires to retain Consultant to provide advice relative to corporate and consulting services, and

WHEREAS, Mr. Gerald Kathol is a shareholder and director of Client and agrees to facilitate Consultant's efforts to the benefit of the Client and subject to the limitations of their Agreement, then

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is expressly acknowledged, Client and Consultant agree as follows:

    1.   Engagement of Consultant.

        (a) Consultant agrees to retain sub-contractors, including Canton Financial Services Corporation to act under Consultant's guidance, to assist and counsel Client relative to the steps necessary to prepare client for a merger. This includes, but is not limited to, facilitating efforts to cause Client's corporate status with the state to be in good standing; re-structuring Client's capital formation possibly through reverse splits, re-authorization of debt and equity; participating in the negotiations for potential settlement of Client's outstanding debts and litigation; preparing financial statements and audits; preparing and filing other documents with the necessary regulatory bodies as is required by law, including, but not limited to preparing and filing forms 10K and 10Q as necessary.

        (b) Consultant agrees to prospect for, interview and perform necessary due diligence on potential merger candidates and to negotiate and structure proposed mergers with potential candidates.

        (c) Consultant further agrees to aid Client in preparation of Client's 15c2-11, and to use its best efforts to recruit market makers in order to develop a market for Client's stock. Additionally, Consultant agrees to assist client in preparing press releases and corporate fact sheets and to perform other public and investor relations services in an attempt to develop an active market for Client's stock.

        (d) Consultant requires, in order to proceed as outlined and proposed herein, and Client agrees to use its best efforts to acquire, a vote among existing shareholders to approve a reverse stock split which shall reduce existing outstanding shares to no less than 50,000 shares.

        (e) Client agrees to attempt to acquire sufficient vote from existing shareholders to elect new board members and company officers as directed by Consultant. Said board may also include Mr. Gerald Kathol at Mr. Kathol's sole discretion. Mr. Kathol further agrees to allow Consultant to have complete voting rights of his shares for the term of this agreement -- after which time said voting rights shall revert to him automatically without any further instruments being executed. 2. Compensation.

        (a) Upon the execution of this agreement, Client agrees to issue as an engagement fee an amount equal to 25% of the issued and outstanding shares of Client in restricted stock ("Engagement Shares") (the nature of the restriction to be subject to approval of Mr. Kathol), to be divided among parties (described in items (i) and (ii) below) as follows:

         (i) A-Z Professional Consultants, Inc. shall receive an amount equal to ninety-percent (90%) of Engagement Shares.

         (ii) Park Street Investment, Inc., shall receive an amount equal to ten (10%) of Engagement Shares.

         (iii)Said shares shall be common stock of Client with a par value of .001. If Client experiences a share split of its stock, said shares shall be adjusted proportionately.

        (c) Upon completion of Client's audited financials, filing of a current 10K and 10Q, and delivery of a Rule 15c2-11 package to a market maker as submittal for trading on the NASD electronic bulletin board, Client shall issue as an additional fee to designees of Consultant an amount equal to fifteen-percent (15%) of the issued and outstanding shares of Client. Said shares shall be issued pursuant to a form S-8 registration to be prepared by Consultant with cooperation from Client and Mr. Kathol. In the event that an issuance based upon a form S-8 registration is not available, said shares shall be issued with registration rights as further described herein as Attachment "A".

        (d) In addition to these fees, Consultant and/or its designees shall be entitled to an option on additional shares in the event of a merger between Client and parties introduced by Consultant. Said option shall be equal to an amount such that Consultant and or its designees shall own no more than ninety-percent (90%) of the issued and outstanding shares of Client immediately prior to Transfer. Said shares shall be issued pursuant to a form S-8 registration to be prepared by Consultant with cooperation from Client and Mr. Kathol. In the event that an issuance based upon a form S-8 registration is not available, said shares shall be issued with registration rights as further described herein as Attachment "A".

        (e) In the event of a merger, Consultant shall further pay to Mr. Kathol and/or designees ten percent (10%) of the total stock fee earned by Consultant or its designees in the aggregate, or a minimum of 40,000 shares of Client's common stock for such merger, whichever is greater.

         (f) For the Term of this Agreement, Client agrees not to issue additional shares of Client to any parties without Consultant's written permission.

    3.   Term of Agreement, Extensions and Renewals.

        This Agreement shall have an initial term of one (1) year ("Term") from the above date first appearing herein, although the Agreement may be terminated earlier if the consulting services are completed prior to the expiration of this time period. This Agreement can be extended on a month to month basis (the "Extension Period") by mutual agreement of the parties executed in writing specifying the compensation for the Extension Period. Such notice of either extension or termination shall be in writing and shall be effective ten (10) days after delivery to the other party. In the event of termination pursuant to this paragraph, neighter party shall have any further rights or obligations hereunder after the effective date of such termination except that the obligation of Client to make payments as provided for in this Agreement and to reimburse costs and expenses shall continue until paid in full by Client.

        4.        Due Diligence.

         (a) Client will provide Consultant as soon as possible the following information:

         * Articles, By-Laws, Minutes of Shareholder's and Director's meetings, Board Resolutions
         * Copies of all tax and SEC filings going back five years (including 10K's and 10Q's if available)
         *    Copies of most current three years of financial statements
         *    Previous 15c-211 if available
         *    Letter  from  the  Company   listing  all  pending  or  threatened
              litigation
         *    Computer printout of shareholder list and stock transfer records
         * Proof of ownership of assets, accounts receivable, bank statements and copies of deeds, liens, mortgages, and any other documents that may be reasonably required by Consultant to execute its due diligence for the transactions contemplated herein.

        (b) Client shall use best efforts to make available to Consultant other information relating to its business as may be reasonably requested by Consultant to enable Consultant to make such investigation of Client and its business prospects, and Client shall use best efforts to make available to Consultant names, addresses and telephone numbers as Consultant may need to verify or substantiate any such information provided.

        5.        Best Efforts Basis.

        Consultant agrees that it will at all times faithfully and to the best of its experience, ability and talents, perform all the duties that may be required of and from Consultant pursuant to the terms of this Agreement. Consultant does not guarantee that its efforts will have any impact on Client's business or that any subsequent financial improvement will result of Consultant's efforts. Client understands and acknowledges that the success or failure of Consultant's efforts will be predicated on Client's assets and operating results, of which Consultant has been advised that there are minimal assets and operating results at best.

        6.        All Prior Agreements Terminated.

        This Agreement constitutes the entire understanding of the parties with respect to the engagement of Consultant, and all prior agreements and understandings with respect thereto are hereby terminated and shall be of no force effect.

        7.        Consultant is Not an Agent or Employee.

        Consultant's obligations under this Agreement consist solely of the Consulting Services described herein. In no event shall Consultant be considered to act as the employee or agent of Client or otherwise represent or bind Client. For the purposes of this Agreement, Consultant is an independent contractor. All final decisions with respect to acts of Client or its affiliates, whether or not made pursuant to or in reliance on information or advice furnished by Consultant hereunder, shall be those of Client or such affiliates and Consultant shall under no circumstances be liable for any expense incurred or loss suffered by Client as a consequence of such action or decisions.

        8.        Independent Legal and Financial Advice.

        Consultant is not a law firm, neither is it an accounting firm, Consultant does, however, employ professionals in those capacities to better enable Consultant to provide consulting services. Client represents that it has not nor will it construe any of Consultant's representations to be statements of law. Client has and will continue to seek the independent advice of legal and financial counsel regarding all material aspects of the transactions contemplated by this Agreement, including the review of all documents provided by Consultant to Client and all opportunities Consultant introduces to Client. Client acknowledge that the attorneys, accountants and other advisors employed by Consultant represent the interests of Consultant solely, and that no representation or warranty has been given to Client by Consultant as to any legal, tax, accounting, financial or other aspect of the transactions contemplated by this Agreement.

        9.        Miscellaneous.

        (a) Authority. The execution and performance of this Agreement have been duty authorized by all requisite corporate action. This Agreement constitutes a valid and binding obligation of the parties hereto.

        (b) Amendment. This Agreement may be amended or modified at any time and in any manner only by an instrument in writing executed by the parties hereto.

        (c) Waiver. All the rights and remedies of either party under this Agreement are cumulative and not exclusive of any other rights and remedies provided bylaw. No delay or failure on the part of either party in the exercise of any right or remedy arising from a breach of this Agreement shall operate as a waiver of any subsequent right or remedy arising from a subsequent breach of this Agreement. The consent of any party where required hereunder to any act of occurrence shall not be deemed to be a consent to any other act of occurrence.

        (d)  Assignment:

             (i) Neither this Agreement nor any right created by it shall be assignable by either party without the prior written consent of the other;

             (ii) This  agreement  is intended to confer its rights and benefits upon Mr. Rosenberg, the Client, its heirs, assigns, and successors in interest.

        (e) Notices. Any notice or other communication required or permitted by this Agreement must be in writing and shall be deemed to be properly given when delivered in person to an officer of the other party, when deposited in the Unites States mails for transmittal by certified or registered mail, postage prepaid, or when deposited with a public telegraph company for transmittal or when sent by facsimile transmission, charges prepared provided that the communication is addressed:

                           (i)      In the case of Consultant to:

                                    Canton Financial Services, Inc.
                                    Attention: Steven A. Christensen
                                    268 West 400 South
                                    Suite 310
                                    Salt Lake City, Utah 84101
                                    Telephone: (801) 575-8073
                                    Facsimile: (801) 575-8340

                           (ii)     In the case of Client, to:

                                    Flexweight Corporation
                                    Attention: Gerald J. Kathol
                                    7701 East Kellog Suite 600
                                    Witchita, KS   67207
                                    Telephone: (316) 684-6182
                                    Facsimile: (316) 684-4764

        or to such other person or address designed by Client to receive notice.

        (f) Headings and Captions. The headings of paragraphs are included solely for convenience. If a conflict exists between any heading and the text of this Agreement, the text shall control.

        (g) Entire Agreement. This instrument and the exhibits to this instrument contain the entire Agreement between the parties with respect to the transaction contemplated by the Agreement. It may be executed in any number of counterparts but the aggregate of the counterparts together constitute only one and the same instrument.

        (h) Effect of Partial Invalidity. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be constructed as if it never contained any such invalid, illegal or unenforceable provisions.

        (i) Controlling Law. The validity, interpretation, and performance of this Agreement shall be controlled by and construed under the laws of the State of Kansas.

        (j) Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover actual attorney's fee from the other party. The attorney's fees may be ordered by the court in the trial of any action described in this paragraph or may be enforced in a separate action brought for determining attorney's fees.

        (k) Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

        (l) Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transactions described herein.

        (m) Indemnification. The parties agrees to indemnify each other and hold each other harmless from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorneys' fees and expenses asserted against or imposed or incurred by either party by reason of or resulting from a breach of any representation, warranty, covenant condition or agreement of the other party to this Agreement.

        (n) No Third Party Beneficiary. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their successors, any rights or remedies under or by reason of this Agreement, unless this Agreement specifically states such intent.

        (o) Facsimile Counterparts. If a party signs this Agreement and transmits an electronic facsimile of the signature page to the other party, the party who receives the transmission may rely upon the electronic facsimile a signed original of this Agreement.

        IN WITNESS WHEREOF, the parties have executed this Agreement on the date herein above written.

A-Z PROFESSIONAL CONSULTANTS, INC.

By:/s/ Richard Surber
----------------------
Richard Surber
President


FLEXWEIGHT CORPORATION

By:/s/ Gerald Kathol
--------------------
President & Director